UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number:  001-40712

Cardiol Therapeutics Inc.

(Name of registrant)

602-2265 Upper Middle Road East

Oakville, Ontario L6H 0G5

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of Cardiol Therapeutics Inc. (File No. 333-262342), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: February 8, 2022	By:	/s/ Dan Crandall
		Name:	Dan Crandall
		Title:	Director of Finance

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Consent of Troutman Pepper Hamilton Sanders LLP dated February 8, 2022

99.2	Consent of Borden Ladner Gervais LLP dated February 8, 2022